

Mail Stop 4631

November 23, 2015

Via E-mail
Mr. Ian Kidson
Executive Vice-President and Chief Financial Officer
400 Applewood Crescent, 2ⁿᵈ Floor
Vaughan, Ontario L4K 0C3, Canada

      Re: **Progressive Waste Solutions, Ltd.**
               Form 40-F
               Filed March 30, 2015
               File No. 1-34370

Dear Mr. Kidson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 6-K filed July 30, 2015

Exhibit 99.1, MD&A

Critical Accounting Estimates, page 41

1. We note your policy related to goodwill on page 43 and your statement that as of April 30, 2015, the fair values of all your reporting units exceeded their carrying amounts "by a substantial margin." Please tell us and disclose how the reorganization of your management structure which resulted in the realignment of some of your existing regions into new segments impacted your goodwill impairment testing as of April 30, 2015, which we assume evaluated the reporting units in existence subsequent to the reorganization. In so doing, please specifically address how the combination of your other regions/assets into the former US northeast reporting unit impacted your testing results, especially considering the East reporting unit also had to exclude the cash flows from the New York City contract that has yet to be awarded.

Mr. Ian Kidson
Progressive Waste Solutions Ltd.
November 23, 2015
Page 2

2. You state in the Risks and Uncertainties discussion on page 56 that the composition of assets in the East segment is "not optimal." Please further explain this statement and explain how the recently-completed reorganization/realignment in the second quarter has or has not helped to address this apparent problem, since we note the same disclosure in the December 31, 2014 Form 40-F and March 31, 2015 Form 6-K, prior to the reorganization.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and Construction